FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of March 2012
No. 05

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On March 29, 2012, the registrant announces TowerJazz and UCSD Demonstrate First Silicon Wafer-Scale 110 GHz Phased Array Transmitter with Record Performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 29, 2012	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz and UCSD Demonstrate First Silicon Wafer-Scale 110 GHz Phased
Array Transmitter with Record Performance

Targets applications for automotive radar, aerospace and defense, passive imaging, security, and mmWave imaging

NEWPORT BEACH and SAN DIEGO, Calif., March 29, 2012 – TowerJazz, the global specialty foundry leader, and The University of California, San Diego (UCSD), provider of a leading program in microwave, millimeter-wave and mixed-signal RFICs, today announced they have collaborated to demonstrate the first wafer-scale phased array with 16 different antenna elements operating at 110 GHz frequency range.  First time success was achieved for the RFIC using TowerJazz’s own proprietary models, kit and the mmWave capabilities of its 0.18-micron SiGe BiCMOS process, SBC18H3.   The device targets applications for automotive radar, aerospace and defense, passive imaging, security, and mmWave imaging. The collaboration of the phased array chip was partly funded by DARPA.

The wafer-scale SiGe BiCMOS chip is 6.5x6.0mm and combines the 110 GHz source, amplifiers, distribution network, phase shifters and high-efficiency on-chip antennas, allowing a new generation of miniature and low-cost phased arrays for W-band (75-110 GHz) applications. Such an advancement better serves the needs of the greater than $100M emerging markets of auto radar and passive imaging (security). The antennas are integrated on-chip which removes the expensive and lossy transitions and distribution network between the phased array and the off-chip elements. This wafer-scale phased array with 16 radiating elements, together with all the necessary CMOS control circuits, is capable of electronic beam scanning to +/-40 degrees in all planes. The architecture could be scaled to 64 elements (8x8) or 256 elements (16x16) due to on-chip antenna integration and the single chip integration of multiple elements.

By developing this wafer-scale chip, UCSD has successfully demonstrated independent amplitude and phase control at 106-114 GHz for all 16 different antenna elements, and provides commercial availability of highly scalable (from 16 elements to 256 elements) RF-IC transmitters for W-Band and D-Band phased array applications. The chip was designed and tested by Woorim Shin, Ozgur Inac, and Bonhyun Ku, all from the Electrical and Computer Engineering Department at UCSD under the supervision of Prof. Gabriel M. Rebeiz, and was partially sponsored by the DARPA GRATE program under the direction of Dr. Carl McCants. The work was done under a subcontract to UCSD from TowerJazz.

The phased array chip was developed using TowerJazz’s SBC18H3 BiCMOS which offers both high-performance 0.18-micron SiGe bipolar and high quality passive elements combined with high density 0.18-micron CMOS, to enable high-speed networking and millimeter wave applications. The process offers SiGe transistors with peak Fmax of 280GHz and peak Ft of 240GHz, ideal for low-power, high performance millimeter wave circuits, while replacing the need for more expensive GaAs chips. SBC18H3 comes standard with 1.8 and 3.3 volt CMOS (dual-gate), deep trench isolation, lateral and vertical PNP transistors, MIM capacitors, high-performance varactors, poly-silicon as well as metal and N-well resistors, p-i-n and Schottky diodes, high-Q inductors,  triple well isolation, and six layers of metal.

“This is yet another advancement in the area of phased arrays that we are proud to announce. We have a track record of successful collaboration with TowerJazz and the ability to bring this innovative design from UCSD to market depends strongly on TowerJazz’s SiGe BiCMOS process which enables lower-cost phased arrays by integrating many functions and high efficiency antennas on the same silicon chip,” said Dr. Gabriel M. Rebeiz, Professor of Electrical Engineering at UCSD, the lead professor on this chip.

"We believe the results achieved by UCSD’s phased array transmitter demonstrates the  remarkable teamwork between TowerJazz, UCSD and DARPA to provide novel capabilities and technologies to both the aerospace and defense community as well as commercial markets,” said Dr. David Howard, TowerJazz’s Executive Director and Principal Investigator for DARPA GRATE Program. “TowerJazz enjoys the long term, very productive working relationship we have with Dr. Rebeiz, one of the top RF research professors in the world.”

Availability
The SBC18H3 process is available through the TowerJazz multi-project wafer (MPW) system www.towerjazz.com. The chip is available from UCSD and interested parties should contact Prof. Gabriel M. Rebeiz; Department of Electrical and Computing Engineering at UCSD, 858/534-8001 or rebeiz@ece.ucsd.edu.

About Phased Arrays
Phased arrays allow the electronic steering of an antenna beam in any direction and with high antenna gain by controlling the phase at each antenna element. The radiation beam can be “moved in space” using entirely electronic means through control of the phase and amplitude at each antenna element used to generate the beam. This beam steering technique is much more compact and much faster than mechanically steered arrays. Furthermore, phased arrays allow the creation of deep nulls in the radiation pattern to mitigate strong interference signals from several different directions. They have been in use since the 1950’s in defense applications and have seen limited use in commercial system due to their relatively high cost. UCSD’s design and utilization of TowerJazz existing wafer processes are targeted to greatly reduce the cost of phased arrays especially at millimeter-wave frequencies.

About UCSD
The University of California, San Diego, is one of the leading Universities in mixed-signal, microwave and mm-wave RFICs, digital communications, applied electromagnetics, RF MEMS (microelectromechanical systems) and nano-electronics research, and is home to the Center for Wireless Communications and the DARPA S&T Center for RF MEMS Reliability and Design Fundamentals.  UCSD has an annual research budget exceeding $750M, and its Jacobs School of Engineering is ranked as Number 14 in the US-News and World Report 2011 ranking.  The Electrical and Computer Engineering Department, consisting of 46 teaching tenure faculty, trains approximately 400 graduate students per year. For more information, please visit www.ece.ucsd.edu and www.ucsd.edu.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor, Inc. and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as CMOS and MEMS capabilities. TowerJazz also offers a world-class design enablement platform that complements its sophisticated technology and enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs as well as fabless companies that need to expand capacity, or progress from an R&D line to a production line. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company/Media Contact:	TowerJazz Investor Relations Contact
Lauri Julian	Noit Levi
949 435 8181	+972 4 604 7066
lauri.julian@towerjazz.com	noit.levi@towerjazz.com